FILED BY FNB CORP.
                                            PURSUANT TO RULE 425 UNDER THE
                                            SECURITIES ACT OF 1933
                                            SUBJECT COMPANY: ROWAN BANCORP, INC.
                                            Commission File No. 333-87132


                      ROWAN BANCORP, INC.

Dear Rowan Bancorp Shareholder:

         You will have received in a separate mailing the proxy statement/prospectus, proxy card and related materials concerning our forthcoming Annual Meeting of Shareholders. Without question, this is the most important meeting in the long history of Rowan Bank. On behalf of your Board of Directors, I encourage you to read this information as it contains the proposal for Rowan to merge with FNB Corp., Asheboro, North Carolina, the parent company of First National Bank and Trust Company. The proxy statement/prospectus contains a great deal of information vital to your understanding of this proposal. Please take the time to understand the proposal and call us should you have any questions. We may be reached at (704) 857-1176.

         Contained with this letter is a Form of Election and Letter of Transmittal that is referenced in the proxy statement/prospectus. It should be completed carefully and returned in the envelope provided, together with certificates representing your shares of Rowan common stock. This form allows you to choose the type of consideration (FNB common stock or cash) that you would like to receive in exchange for your Rowan shares. Instructions for completing and returning the form are provided in the form. Do not hesitate to let us know should you have any questions.

         FNB Corp. has filed a registration statement with the Securities and Exchange Commission relating to this merger. The registration statement includes the proxy statement/prospectus, which is serving as our proxy statement relating to the solicitation of proxies for use at the meeting of our shareholders to approve the merger and the prospectus of FNB Corp. relating to the offer and distribution of FNB common stock in the merger. You are urged to read the proxy statement/prospectus and any other relevant documents that have been filed with the Securities and Exchange Commission because they contain important information. You are able to obtain these documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by FNB Corp. will be available free of charge from the Treasurer and Secretary, FNB Corp., 101 Sunset Avenue, Asheboro, North Carolina 27203.

                                                     Very truly yours,

                                                     /s/ Bruce D. Jones
                                                     Bruce D. Jones
                                                     President

May 9, 2002